Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Revenue of US$2,287,776 and Loss Reduction of 47% in Q3 2024

Vancouver, B.C. Canada, November 19, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced today its unaudited condensed interim consolidated financial results for the quarter ended September 30, 2024. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

“With the Company’s year-over-year third-quarter loss reduced by 47%, we believe we are well-positioned to achieve record fourth-quarter revenue and profitability,” stated Jason Williams, the Company’s CEO. “If this trend continues, we expect to achieve full-year profitability for 2024 by year-end.”

Financial highlights Q2 2024 include:

●	Total Revenue of $2,287,776 a decrease of 19% compared to Q3 2023 Total Revenue of $2,808,354
●	Direct Ad Tech Advertising Revenue of $2,095,226 a decrease of 16% compared to Q3 2023 Direct Ad Tech Advertising Revenue of $2,492,058.
●	Programmatic Ad Tech Advertising Revenue of $175,451, a decrease of 29% compared to Q3 2023 Programmatic Advertising Revenue of $248,546.
●	Gross Profit of $1,208,564 an increase of 15% compared to Q3 2023 Gross Profit of $1,053,814.
●	Sales and Marketing expenditure of $330,798, an increase of 6% from $312,791 in Q3 2023.
●	Non-Capitalized R&D expenditures of $810,933, an increase of 13% from $720,076 in Q3 2023.
●	Net loss after tax of ($406,284), an improvement of 47% compared to a net loss after tax ($764,337), in Q3 2023.
●	Adjusted EBITDA of ($256,822) compared to Adjusted EBITDA of ($471,051) in Q3 2023.
●	Cash of $442,599 and working capital of $2,210,867 as at September 30, 2024, compared to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023.
●	Free Cash Flow in Q3 2024 of ($293,033) compared to Free Cash Flow of $99,806 in the prior year.
●	Current ratio of 2.29 as at September 30, 2024, a positive increase compared to current ratio of 1.70 as at December 31, 2023 and 2.23 as at September 30, 2023.

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023

Revenue:	$6,560,022	$7,296,278	$2,287,776	$2,808,354
Cost of sales	3,149,880	4,332,915	1,079,212	1,754,540
Gross profit	3,410,142	2,963,363	1,208,564	1,053,814
Total operating expenses	4,921,659	5,303,728	1,614,848	1,818,151
Loss after tax	$(1,511,517)	$(2,340,365)	$(406,284)	$(764,337)
Loss per share – basic and diluted	$(0.01)	$(0.02)	$(0.00)	$(0.01)

“During the third quarter, Kidoz made progress towards achieving a profitable 2024,” stated Jason Williams, the Company’s CEO. “While we saw a reduction in revenue during the quarter, we were able to launch many new system features that have enabled a more optimized delivery of campaigns which results in a beneficial financial performance. With the Company’s year-over-year third quarter loss reduced by 47%, we believe we are well positioned to achieve a record fourth quarter for both revenue and profitability.”

“Kidoz has spent the last two years developing direct relationships with advertiser brands which is resulting in increased trust as we are able to show the unique capabilities of the Kidoz platform. These direct brand relationships are giving partners confidence to invest their media budgets with Kidoz and make us a preferred advertising partner. The third quarter of 2024 started slowly as many advertisers decided to concentrate their budgets into the final portion of the year. However, by the end of the third quarter performance was at record highs for the year and this excellent performance has continued into the fourth quarter.”

“Management believes that a significant portion of our yearly revenue will be recorded in the upcoming fourth quarter and that our performance, greatly improved by platform upgrades, will assist us to achieve profitability for 2024. Kidoz is a leader in gaming media for Generation Alpha and as our advertisers continue to increase their adoption of this media type directly from the Kidoz platform, rather than from resellers, we are excited for our future potential. Kidoz is engaged in the largest number of brand-led strategic conversations and advertising requests than ever before in our history. We believe that the unique nature of our media and its relative high performance when compared to our competitors puts Kidoz into a strong position for future gains in market share. In addition, with regulatory changes expected from the adoption of COPPA 2.0, Kidoz anticipates that its total addressable market is set to increase significantly.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023	Three Months ended September 30, 2024	Three Months ended September 30, 2023

Loss after tax	$(1,511,517)	$(2,340,365)	$(406,284)	$(764,337)
Less :
Depreciation and amortization	198,802	418,795	45,313	139,816
Income tax (recovery) expense	(919)	-	-	-
Interest and other income	(639)	(1,043)	(629)	(1,031)
Stock awareness program	-	55,741	-	18,634
Stock-based compensation	277,348	384,188	104,778	135,867
Gain on derivative liability – warrants	-	(51)	-	-
Adjusted EBITDA	$(1,036,925)	$(1,482,735)	$(256,822)	$(471,051)

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163